

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via E-Mail</u>
Ms. Carol Meltzer
General Counsel and Secretary
Spectrum Group International, Inc.
1063 McGaw Avenue
Suite 250
Irvine, CA 92614

> **Re: Spectrum Group International, Inc.**
> **Item 5.02 and 9.01 Form 8-K**
> **Filed February 26, 2014**
> **File No. 001-11988**

Dear Ms. Meltzer:

     We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5.02 and 9.01 Form 8-K, Filed February 26, 2014</u>

1. We note it appears you intended to file an Item 4.01 Form 8-K and that you incorrectly filed your Form 8-K under Item 9.01. In responding to our comments, please file an amended Form 8-K which includes all of the disclosures required by Item 4.01 of Form 8-K and Item 304 of Regulation S-K and tag it correctly as an Item 4.01 Form 8-K when it is filed. Please be advised that because the Form 8-K you filed on February 26, 2014 to report the change in your independent accountants was not properly tagged under Item 4.01 that filing was <u>not timely</u>, notwithstanding the fact that it was filed within four business days after the event.

     In this regard, please note you are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports because you filed untimely your Current Report on Form 8-K. Also, please be aware that failure to timely file all reports required by Section 15(d) of the Exchange Act during any previous twelve-month period will negate your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

2. We note your disclosure in the second paragraph under Item 4.01 concerning the material weakness in your system of internal controls over financial reporting which KPMG LLP (KPMG) advised you existed. Please amend your Form 8-K to clearly provide all of the disclosures required by Item 304 (a)(1)(iv) for this reportable event.

3. Please file an updated Exhibit 16 letter from KPMG with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have any questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief